Exhibit 99.1
ATTUNITY REPORTS THIRD QUARTER 2012 RESULTS
- - -
TOTAL QUARTERLY REVENUES INCREASED 72%

Burlington, MA – October 31, 2012 – Attunity, Ltd. (NASDAQ: ATTU), a leading provider of information availability software solutions, today reported its unaudited financial results for the three month period ended September 30, 2012.

Financial Highlights for the Third Quarter of 2012:

•	Total revenues increased 72% to $5.9 million in the third quarter of 2012, compared to $3.5 million for the same period last year

•	License revenues increased 73% to $3.0 million in the third quarter of 2012, compared to $1.8 million for the same period last year

•	Non-GAAP operating income increased 60% to $1.0 million in the third quarter of 2012, compared to $0.6 million for the same period last year

•	Net income increased to an income of $43,000 in the third quarter of 2012, compared to a loss of ($792,000) for the same period last year

•	Non-GAAP net income increased 90% to $0.9 million in the third quarter of 2012, compared to $0.5 million for the same period last year

•	Shareholders' equity increased to $8.1 million as of September 30, 2012 compared to $5.2 million as of December 31, 2011.

Recent Operational Highlights:

•	Successfully returned to trading ordinary shares on the NASDAQ Capital Market

•	Closed first deal of Attunity Replicate for EMC Greenplum Big Data analytics

•	Introduced Attunity Replicate to Oracle Exadata, continuing expansion into the Big Data market with Business Intelligence (BI) and enterprise analytics initiatives

•	Teamed with Teradata to optimize Attunity Replicate for Big Data warehouses to enable Big Data replication

•
Signed several major customer agreements for Attunity Replicate across all regions, including a major European financial institution, and a large telecommunication provider in Asia Pacific further improving its competitive advantage for Big Data with analytics

•
Expanded services for Amazon Web Services (AWS) Simple Storage Service (S3) with Attunity’s new data replication SaaS solution, providing disaster recovery, backup and data distribution between different AWS regions.

•	Awarded the #1 Data Replication Innovator distinction on the “Top 40 Companies We’re Watching” List from Information Management Magazine

We are quickly gaining market share and becoming a go-to-provider of replication software solutions amid growing demand from new customers deploying Big Data warehouses for Big Data analytics.  These customers are quickly recognizing the value and the advantages our solutions offer and have often chosen Attunity over other Big Data replication solution in today’s market,” stated Mr. Shimon Alon, Chairman and CEO of Attunity. “We are pleased to report a 72% increase in revenue compared to the third quarter of 2011. This strength in market demand for our solutions is also resulting in a continuous rise in our average sales price for our replication products.  And, while the third quarter is generally our weakest quarter of the year due to the seasonality of our business, we continue to demonstrate strong growth and profitability on a year-over-year basis. As a result, we expect our fourth quarter to be the strongest this year in terms of record quarterly revenues and profits.”

“The Attunity Replicate has led to several new industry partnership and collaborations, including EMC Greenplum, Teradata, HP Vertica and Action Vectorwise, who have recognized the critical need and value of our solutions to enhance their BI and Big Data analytics capabilities. I am pleased that we already closed the first deal of Replicate for EMC Greenplum just several weeks after its introduction in the beginning of the third quarter. Additionally, we have launched the public beta of our SaaS upload and replication solutions for the cloud for Amazon Web Services (AWS) Simple Storage Service (S3), and will showcase these solutions with AWS in the November 2012 AWS re: Invent Conference, including new solutions for data automation and management for cloud replication.

Mr. Alon concluded, “Since our successful listing on NASDAQ, we have seen increased interest in the company from the capital markets, as demonstrated by our invitations to more investor conferences and general excitement within the investment community. We are also excited by the growth potential from the recent deals we have closed.  And we believe our penetration of the Big Data and BI markets will increase as our offerings now include solutions for major Big Data warehouse players, such as Oracle Exadata, Teradata and EMC Greenplum.  As we look to the future, several of our new solutions for the Cloud and Big Data are expected to generate a new stream of customers in 2013.”

Financial Results for Q3 2012

Total revenues for the third quarter of 2012 increased 72% to $5.9 million, compared to $3.5 million for the same period of 2011. This included license revenues for the third quarter of 2012, which increased 73% to $3.0 million, compared to $1.8 million for the same period of 2011. RepliWeb products contributed $2.4 million in total revenues and $1.0 million in license revenues in the third quarter of 2012.

Net operating income for the third quarter of 2012 was $569,000, compared to an operating loss of ($407,000) for the same period of 2011.

Non-GAAP operating income for the third quarter of 2012 was $993,000, compared to $620,000 for the same period last year. Non-GAAP operating income for the third quarter of 2012 excludes equity-based compensation and amortization of software development costs totaling $197,000, compared to $163,000 for the same period last year; and $227,000 in amortization and expenses related to the acquisition of RepliWeb compared to $864,000 for the same period last year (see footnotes 1 and 2 at the end of this release).

Net income for the third quarter of 2012 was $43,000, or $0.00 per diluted share, compared to a loss of ($792,000), or ($0.10) per diluted share (adjusted to reflect the recent reverse stock split), in the third quarter of 2011.

Non-GAAP net income for the third quarter of 2012 was $865,000, compared to $456,000 for the same period last year. Non-GAAP net income for the third quarter of 2012 excludes a total of $822,000 in expenses and amortization, including $414,000 of financial expenses associated with the revaluation of liabilities presented at fair value (attributed mainly to the rise of our share price) and the revaluation of the conversion feature related to the Company’s convertible debt; $227,000 in amortization and expenses associated with acquisition of RepliWeb; and $157,000 in expenses related to stock based compensation (see footnotes 1 and 2 at the end of this release).

Cash and cash equivalents were $1.7 million as of September 30, 2012, compared to $1.5 million as of December 31, 2011.

Shareholders' equity increased to $8.1 million as of September 30, 2012, compared to $5.2 million as of December 31, 2011.

See “Use of Non-GAAP Financial Information” below for more information regarding Attunity’s use of Non-GAAP financial measures.

Conference Call Information
The Company’s management will host a conference call today, October 31, 2012, at 10:00 a.m. Eastern Time. The dial-in numbers for the conference call are 1-866-691-3082 (US Toll Free), +1-480-629-1941 (International) or 072-273-3197 (Israel) All dial-in participants must use the following code to access the call: 4569045. Please call at least five minutes before the scheduled start time.

The conference call will be available via webcast and can be accessed through the Events section of Attunity’s website, http://www.attunity.com/events, and www.kcsa.com, the contents of which are not part of this press release. Please allow extra time prior to the call to visit the site and download any necessary software to listen to the Internet broadcast.

For interested individuals unable to join the conference call, a replay of the call will be available through November 30, 2012 at 1-800-406-7325 (US Toll Free), +1-303-590-3030 (International) or 072-273-3198 (Israel) . Participants must use the following code to access the replay of the call: 4569045. The online archive of the webcast will be available on http://www.attunity.com/events or www.kcsa.com for 30 days following the call.

About Attunity
Attunity is a leading provider of information availability software solutions that enable access, sharing and distribution of data, including Big Data, across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication, change data capture (CDC), data connectivity, enterprise file replication (EFR) and managed-file-transfer (MFT). Using Attunity's software solutions, our customers enjoy significant business benefits by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today's IT environment.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and HP. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit http://www.attunity.com or our In Tune blog and join our community on Twitter, Facebook, LinkedIn and YouTube.

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with U.S. generally accepted accounting principles, or GAAP, Attunity uses Non-GAAP measures of net income, net operating income and net income per share, which are adjustments from results based on GAAP to exclude expenses and amortization associated with the acquisition of RepliWeb net of related tax, non-cash equity based compensation charges in accordance with ASC 718, amortization of software development costs in accordance with ASC 985-20, and non-cash financial expenses such as revaluation effect of liabilities presented at fair value and convertible debt inducement expenses. Attunity’s management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of Attunity's on-going core operations and prospects for the future. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss our expected revenues and profits or demand for our new solutions for cloud computing, we are using a forward-looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: our reliance on strategic relationships with our distributors, OEM and VAR partners, including Microsoft; risks and uncertainties relating to the acquisition of RepliWeb, including costs and difficulties related to integration of acquired businesses, the combined companies’ financial results and performance, and known or unknown contingent liabilities, including litigation, costs, tax and expenses; our liquidity challenges and the need to raise additional capital in the future; timely availability and customer acceptance of Attunity’s new and existing products, including Attunity Replicate; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s products; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F/A for the year ended December 31, 2011, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed or furnished to the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

# # #

© 2012 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information, please contact:
Todd Fromer / Garth Russell
KCSA Strategic Communications
P: + 1 212-682-6300
tfromer@kcsa.com / grussell@kcsa.com

Dror Harel-Elkayam, CFO
Attunity Ltd.
Tel. +972 9-899-3000
dror.elkayam@attunity.com

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2012

U.S. DOLLARS IN THOUSANDS

Unaudited

INDEX

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30,	December 31,
	2012	2011
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,714	$1,484
Restricted cash	21	362
Trade receivables (net of allowance for doubtful accounts of $15 at September 30, 2012 and December 31, 2011)	3,036	1,988
Other accounts receivable and prepaid expenses	260	158

Total current assets	5,031	3,992

LONG-TERM ASSETS:
Other long term assets	89	72
Severance pay fund	2,740	2,684
Property and equipment, net	421	380
Intangible assets ,net	2,084	2,854
Goodwill	13,050	13,011

Total long-term assets	18,384	19,001

Total assets	$23,415	$22,993

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands except share data

	September 30,	December 31,
	2012	2011
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:

Current maturities of long-term convertible debt	$-	$835
Current maturities of long-term debt	6	115
Trade payables	423	452
Deferred revenues	4,835	5,733
Employees and payroll accruals	2,015	2,151
Accrued expenses and other current liabilities	1,016	1,906
Bifurcated conversion feature , presented at fair value	-	227
Contingent payment obligation	1,867	-

Total current liabilities	10,162	11,419

LONG-TERM LIABILITIES:
Contingent payment obligation	-	1,669
Long term deferred tax liability, net	309	352
Other long-term liabilities	329	388
Liabilities presented at fair value	766	510
Accrued severance pay	3,742	3,467

Total long-term liabilities	5,146	6,386

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.4 par value -
Authorized: 32,500,000 shares at September 30, 2012 and December 31, 2011 Issued and outstanding: 10,882,902 shares at September 30, 2012 and 9,987,777 at December 31, 2011	1,225	1,146
Additional paid-in capital	109,967	107,572
Accumulated other comprehensive loss	(671)	(690)
Accumulated deficit	(102,414)	(102,840)

Total shareholders' equity	8,107	5,188

Total liabilities and shareholders' equity	$23,415	$22,993

*) On July 19 2012, the Company performed a reverse stock split of the Company's ordinary shares of four (4) for one (1).
The earning per share amounts and the share data presented for all prior periods were restated to reflect the effects of the reverse stock split.

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	9 months ended		3 months ended
	September 30,		September 30,
	2012	2011	2012	2011
	Unaudited	Unaudited	Unaudited	Unaudited

Software licenses	$10,185	$4,959	$3,044	$1,754
Maintenance and services	8,227	4,499	2,892	1,697

	18,412	9,458	5,936	3,451
Operating expenses:

Cost of revenues	1,747	966	574	353
Research and development	5,827	2,741	1,899	1,161
Selling and marketing	6,964	3,576	2,151	1,338
General and administrative	2,274	2,112	743	1,006

Total operating expenses	16,812	9,395	5,367	3,858

Operating Income / (Loss)	1,600	63	569	(407)

Financial expenses , net	1,046	376	489	329

Income / (loss) before income taxes	554	(313)	80	(736)

Taxes on income	128	122	37	56

Net income / (loss)	$426	$(435)	$43	$(792)

Basic net income / (loss) per share	$0.04	$(0.05)	$0.00	$(0.09)
Weighted average number of shares used in computing basic net income per share	10,506	8,426	10,752	8,578

Diluted net income / (loss) per share	0.04	$(0.06)	$0.00	$(0.10)
Weighted average number of shares used in computing diluted net income per share	11,782	8,426	12,356	8,578

*) On July 19,2012, the Company performed a reverse stock split of the Company's ordinary shares of four (4) for one (1).
The earning per share amounts and the share data presented for all prior periods were restated to reflect the effects of the reverse stock split.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands, except share data

	Ordinary		Additional	Accumulated Other		Total
	shares		paid-in	comprehensive	Accumulated	shareholders'
	Shares	Amount	Capital	loss	deficit	equity
Balance as of December 31, 2011	9,987,777	$1,146	$107,572	$(690)	$(102,840)	$5,188

Exercise of options , rights and warrants	578,633	43	432	-	-	475
Stock-based compensation	-	-	481	-	-	481
Net change in accumulated comperhensive income	-	-	-	19	-	19
Conversion of convertible debt	316,492	36	1,482	-	-	1,518

Net Income	-	-	-	-	426	426
Balance as of September 30, 2012 (unaudited)	10,882,902	$1,225	$109,967	$(671)	$(102,414)	$8,107

*) On July 19, 2012, the Company performed a reverse stock split of the Company's ordinary shares of four (4) for one (1).
The earning per share figures and the share data presented for all prior periods were restated to reflect the effects of the reverse stock split.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	9 months ended
	September 30,	September 30,
	2012	2011
	Unaudited	Unaudited

Cash from operating activities:
Net Income /( loss)	$426	(435)
Adjustments required to reconcile net income ( loss) to net cash provided by (used in) operating activities:

Depreciation	168	80
Stock based compensation	481	221
Amortization of intangible assets	770	328
Accretion of contingent payment obligation	199	8
Convertible debt inducement expenses	108	-
Increase (decrease) in accrued severance pay, net	219	(4)
Decrease (increase) in trade receivables	(1,048)	352
Decrease ( increase) in other accounts receivable and prepaid expenses	(127)	71
Increase in other long term assets	(17)	(11)
Increase (decrease) in trade payables	(29)	7
Increase (decrease) in deferred revenues	(898)	2,827
Increase (decrease) in employees and payroll accruals	(136)	178
Increase (decrease) in accrued expenses and other liabilities	(890)	1,217
Change in liabilities presented at fair value	742	76
Change in deferred taxes, net	(77)	-

Net cash provided by (used in) operating activities	(109)	4,915

Cash flows from investing activities:
Purchase of property and equipment	(209)	(117)
decrease (increase) of restricted cash	341	(192)
Cash paid in connection with the acquisition ,net of acquired cash	-	1,499

Net cash provided by investing activities	132	1,190

Cash flows from financing activities:

Receipt of short term bridge loan to finance the acquisition	-	3,000
Repayment of bridge loan	-	(3,000)
Proceeds from exercise of stock options, warrants and rights	475	240
Receipt of long term loan	-	57
Repayment of long-term debt	(109)	(785)
Repayment of convertible debt	(138)	(184)

Net cash provided by (used in) financing activities	228	(672)

Foreign currency translation adjustments on cash and cash equivalents	(20)	34

Increase in cash and cash equivalents	230	5,467
Cash and cash equivalents at the beginning of the period	1,484	872

Cash and cash equivalents at the end of the period	$1,714	6,339

Supplemental disclosure of cash flow activities:
Cash paid during the period for:
Interest	$225	63

Income tax	$234	-

Non cash activity
Conversion of convertible debt and bifurcated conversion feature	$630	-

Shares Issued as part of the acquisition	-	2,500

RECONCILIATION OF SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION
U.S. dollars in thousands, except per share data

		9 months ended		3 months ended
		September 30,		September 30,
		2012	2011	2012	2011
		September 30,	September 30,	September 30,	September 30,
		Unaudited	Unaudited	Unaudited	Unaudited

	GAAP operating Income / (loss)	$1,600	$63	569	$(407)
	Stock based compensation (1)	481	221	157	76
	Amortization of Software Development Costs	152	278	40	87
	Acquisition-related expenses, amortization and adjustments (2)	740	864	227	864
	Non-GAAP operating Income	$2,973	$1,426	993	$620

	GAAP net Income	426	(435)	43	(792)
	Stock based compensation (1)	481	221	157	76
	Amortization of Software Development Costs	152	278	40	87
	Acquisition-related expenses, amortization and adjustments (2)	740	864	227	864
	Revaluation of liabilities presented at fair value	850	(224)	414	(87)
	Acquisition related financial expense	199	308	66	308
	Tax related to the acquisition	(247)	-	(82)	-
	Non-GAAP net Income	$2,601	$1,012	865	$456

	GAAP diluted net Income (loss) per share:	0.04	(0.05)	0.00	(0.09)
	Operating expenses GAAP	0.12	0.16	0.03	0.12
	Financial expenses	0.09	0.01	0.04	0.03
	Taxes on income	(0.02)	-	(0.01)	-
	Non-GAAP diluted net Income per share	$0.22	$0.12	0.07	$0.05

	Weighted average number of shares used in computing diluted net income per share	11,782	8,426	12,356	8,578

(1)	Stock-based compensation expenses under ASC 718 included in:
	Research and development	219	72	98	29
	Selling and marketing	132	70	56	26
	General and administrative	130	79	3	21
		$481	$221	157	$76

(2)	Operating acquisition-related expenses, amortization and adjustments:
	Valuation adjustment on acquired deferred services revenue	122	7	21	7
	Cost of Sales - Amortization of technology	419	22	140	22
	Carve-out to RepliWeb employees	-	386	-	386
	Selling and marketing - Amortization of customers relationship	199	28	66	28
	General and administration - Acquisition expenses	-	421	-	421
		$740	$864	227	$864

(3)	Total Acquisition-Related Expenses:
	Acquisition-related expenses, amortization and adjustments - Note 2	740	864	227	864
	Accretion of contingent payment obligation	199	8	66	8
	Fair value of carve out feature related to warrants	-	300	-	300
	Tax related to the acquisition	(247)		(82)
		$692	$1,172	211	$1,172

*) On July 19,2012, the Company performed a reverse stock split of the Company's ordinary shares of four (4) for one (1).
The earning per share amounts and the share data presented for all prior periods were restated to reflect the effects of the reverse stock split.